

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 15, 2018

Walter Schalka
Chief Executive Officer
Suzano Papel e Celulose S.A.
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012

> **Re: Suzano Papel e Celulose S.A.**
> **Draft Registration Statement on Form F-4**
> **Submitted May 21, 2018**
> **CIK No. 0000909327**

Dear Mr. Schalka:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with a detailed analysis regarding the applicability of Rule 13e-3 of the Exchange Act to the proposed transaction. Your analysis should focus on the role of BNDESPAR on both sides of this transaction, and in particular its role in initiating, negotiating and structuring this transaction and what rights or other consideration it will receive as a result of this transaction and its ancillary agreements with the acquiror that are different from what will be received from other shareholders of Fibria. It should also describe the role of Fibria's board of directors in initiating, negotiating, and structuring this merger as contrasted to the role of BNDESPAR and other controlling shareholders. In this regard, we note that on March 15, 2018 the Suzano Controlling Shareholders entered into the Voting Agreement with the Fibria Controlling Shareholders,

BNDESPAR and Votorantim. We further note that BNDESPAR holds 6.9% of your share capital and is a controlling shareholder of Fibria. In connection with the merger transaction, it appears that BNDESPAR engaged in the merger discussions and has agreed to vote in favor of the merger pursuant to the voting agreement and will receive approximately R$ 8.5 billion, 11% of your share capital and the right to nominate one member to your board of directors upon completion of the transaction. With respect to the right to nominate a director to the Suzano board after this transaction, specifically describe how the rights afforded BNDESPAR under the Voting Agreement differ (if at all) from the rights conferred under Brazilian law. In addition to the right to board representation on the Suzano board of directors, additionally describe the other concessions BNDESPAR negotiated for itself post-merger. Note that Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosure.

Questions and Answers About the Merger and Fibria Extraordinary General Shareholder Meeting, page 1

2.   Please include a Question and Answer discussing why the Suzano controlling shareholders are proposing the merger with Fibria and how the merger consideration was determined.

3.   We note that BNDESPAR is a controlling shareholder of Fibria and holds interests in Suzano. We further note that pursuant to the BNDESPAR Shareholders' Agreement, BNDESPAR will be able to nominate one member of the Suzano Board once the merger is consummated. Please include a Question and Answer here and disclosure in The Merger section discussing any conflicts of interest stemming from BNDESPAR's role in this transaction.

Do I have appraisal or dissenters' rights for my Fibria Shares in connection with the Merger?, page 4

4.   Please revise the first sentence of your answer to this question by clarifying that the dissenters' or withdrawal rights only apply under certain circumstances and explain the differences between appraisal and withdrawal rights. As applicable, include a cross-reference to the discussion on withdrawal rights on page 12.

What will happen to Fibria following the Closing Date?, page 5

5.   We note you disclose that Fibria will continue to be registered with the CVM as long as no decision to the contrary is made by Suzano. Please expand to discuss whether Suzano has any plans to deregister Fibria from the CVM and how any deregistration would affect Fibria shareholders.

Summary, page 9

Required Vote, page 11

6.   Please revise your disclosure here and elsewhere to clarify, if true, that shareholder
        approval from the holders of Fibria shares and Suzano shares is assured pursuant to the
        Voting Agreement entered into with the Fibria Controlling Shareholders. In that regard,
        we note you disclose elsewhere that the Fibria Controlling Shareholders and the Suzano
        Controlling Shareholders entered into a Voting Agreement on March 15, 2018 to exercise
        their voting rights to approve the merger.

Conditions Precedent that Must be Satisfied or Waived for the Merger to Occur, page 13

7.   We note that Suzano will enter into US$9.2 billion financing arrangements in connection
        with the Merger. Please describe the material terms of such arrangements, clarify
        whether such arrangements are conditions to the merger, and file forms of the financing
        agreements as exhibits to the registration statement or tell us why you believe you are not
        required to do so.

Risk Factors, page 19

Risks Relating to Us and to the Pulp and Paper Industry, page 22

8.   We note you disclose at page 31 that investors should "read and consider the risk factors
        specific to [you] and to the pulp and paper industry that are in the Fibria 2017 Form 20-
        F." As you are not eligible to incorporate disclosure with respect to your operations,
        please revise to specifically discuss all risk factors that are specific to you and the pulp
        industry. Refer to Item 10(d) of Regulation S-K; for guidance, see also Question 125.12
        of Securities Act Forms Compliance and Disclosure Interpretations.

We are highly dependent on our planted forest areas for the supply of wood, page 30

9.   We note that "most" of your wood is supplied by your own forestry operations and that
        you rely on wood suppliers for certain portions of your production processes. On page 26
        you disclose that you have medium and long-term supply agreements with wood
        suppliers which may vary between 1 to 2 forest cycles, each cycle lasting 6 to 8 years.
        Please quantify the portion of wood used in your production processes that is supplied by
        your own forestry operations so that investors may assess the risks.

Our exports are subject to special risks that may adversely affect our business, page 30

10.   Please expand these risk factors and your disclosure to discuss specific risks associated with your principal export markets. In that regard, we note that 73% of your net revenue for the three-months ended March 31, 2018 and 70% of your net revenue for the year ended December 31, 2017 was attributable to export markets, with China, Hong Kong and the United States representing your principal export markets.

Our management is strongly influenced by our controlling shareholders, page 35

11.   We note that the Suzano Controlling Shareholders and BNDESPAR, with Suzano as intervening party, have entered into a Shareholders Agreement. Please revise this risk factor or include a separate risk factor to describe the influence that certain shareholders may have on you and any conflicts of interest. In your revision, please discuss BNDESPAR's ability to nominate members of the Suzano board of directors and the effect of the limitation on Net Debt/DEBITDA to Adjusted EBITDA as long as BNDESPAR owns a certain percentage of your shares.

Unaudited pro forma condensed consolidated financial information, page 43

Note 2. Pro Forma Adjustments and Assumptions, page F-48

12.   You disclose in note (c) that "the adjustment represents the adjustment of Fibria's property, plant and equipment to fair value at March 31, 2018 in the amount of R$ 6,282.9 million." However, in the same note you also state that "It is assumed that the book value of Fibria's property, plant and equipment as of March 31, 2018 was approximate to its fair value at that time." Please clarify, and revise to disclose why an adjustment of Fibria's property, plant and equipment to fair value was necessary if you assumed that the book value of Fibria's property, plant and equipment was approximate to its fair value.

13.   You disclose in note (d) that goodwill generated by the merger is R$17,129.2 million. Since the acquisition will result in a considerable amount of goodwill relative to the purchase price, please provide a qualitative description of the factors that make up the goodwill to be recognized similar to the disclosures required by paragraph B64(e) of IFRS 3.

14.   We note your disclosure in note (h) that the adjustment reflects the preliminary estimation of the fair value of legal proceedings disclosed as being possible losses by Fibria's management. Please clarify why you believe this adjustment is factually supportable, and provide a description of the nature of the possible losses included in this pro forma adjustment.

The Fibria Extraordinary General Shareholders Meeting, page 52

15.   As the Fibria shareholders will be asked to approve the waiver of a mandatory tender offer as provided for by Article 33 of the bylaws of Fibria, please revise to discuss the mandatory tender offer in Article 33 and the effect to shareholders of the waiver of rights thereunder.

The Merger, page 56

Background of the Merger, page 56

16.   Please include a description of the events leading to and surrounding the present proposed transaction. Please elaborate on any alternative transaction(s) considered and the reasons it was determined not to pursue such alternative transactions. In that regard, we note that Fibria filed a Form 6-K on March 13, 2018 disclosing that it received a binding offer from Paper Excellence valued at R$ 40 billion to acquire the company. See Item 6 of Form F-4.

17.   We note that Section 4.11 of Exhibit C to the Voting Agreement states that management of each of Suzano and Fibria retained advisory services from internationally renowned investment banks for helping their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Transaction. Please provide the information required by Item 1015(b) of Regulation M-A for any reports or opinions rendered to the board, or tell us why you do not believe you are required to do so. Please refer to Item 4(b) of Form F-4.

Brazilian Corporation Law Aspects Relating to the Merger, page 57

18.   We note you state that Brazilian law and the rules of the CVM govern the duties and obligations of each of the Fibria board of directors and Suzano board of directors. Please include a discussion of the board's duties to its shareholders.

Reasons for the Merger, page 58

19.   Please revise to provide a quantitative and qualitative discussion of the synergies that are expected to be obtained from the merger, including cost savings, and any consideration of the inability to realize such expected synergies. As appropriate, please also disclose any attendant assumptions related to such synergies. In that regard, we note your risk factor titled "The benefits that we expect to achieve from operating as a combined enterprise with Fibria may not be achieved" at page 19.

The Transaction Documents, page 66

20.   We note you disclose here and on the prospectus cover page that appraisal reports were prepared for Suzano or Holding in connection with the Merger and were submitted to the Fibria Board of Directors. Please provide the information required by Item 1015(b) of Regulation M-A with respect to the appraisal reports, including the purpose of such reports or explain to us why you are not required to do so. See Item 4(b) of Form F-4.

Indebtedness, page 126

21.   Please revise your disclosure to include a qualitative discussion of your indebtedness.

Description of Suzano Shares and Suzano Bylaws, page 140

22.   We note you disclose here and at page 154 that conflicts between you and your shareholders will be resolved through arbitration. Please clarify whether arbitration is intended to be the exclusive means for resolving matters with shareholders and explain how your arbitration provisions may affect U.S. holders who hold your shares or ADSs that are listed on the New York Stock Exchange. In addition, please expand your disclosure in the section titled "Enforceability of Civil Liberties" to describe these provisions and discuss the impact, if any, that the arbitration provision would have on the ability of U.S. shareholders or ADS holders under the U.S. federal securities laws. Please consider including risk factor disclosure, if appropriate.

Note 28. Information by Segment and Geographic Areas, page F-135

23.   We note your disclosure elsewhere that you have numerous product offerings. Please disclose your revenues by product (e.g., integrated pulp, market pulp, fluff, writing paper, paperboard) for each period presented. Refer to paragraph 32 of IFRS 8.

Part II

24.   Please provide the information required by Item 702 of Regulation S-K and the undertaking set forth in Item 512(h) of Regulation S-K or advise.

Exhibits

25.   In various locations throughout your prospectus you discuss relationships with third-parties. As examples, you (i) state on page 26 that you depend on few suppliers for certain materials and that any significant reduction in the supply or increase in price of any raw materials could adversely affect your results of operations, and (ii) disclose material commitments on page 128 pursuant to take-or-pay contracts with transport suppliers, electric power, diesel, gas and chemicals. Please tell us whether you have material agreements with any third-party partner and, if so, revise to provide a summary

of any such agreement. As applicable, file all material agreements with third-parties as exhibits to your registration statement. See Item 21 of Form F-4.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources